Exhibit 99.1

Tikcro Technologies Announces 2018 Annual General Meeting

Tel Aviv, Israel, December 13, 2018 – Tikcro Technologies Ltd. (OTCQB: TIKRF), a pre-clinical stage developer of antibodies for cancer immune-therapy, today announced that its 2018 Annual General Meeting of Shareholders will be held on Sunday, January 20, 2019 at 11:00 a.m. (Israel time), at the Company’s office located at 7 Sapir Street, Ness Ziona, Israel. The record date for the meeting is December 14, 2018.

The agenda of the meeting is as follows:

1)	To elect Eric Paneth, Izhak Tamir and Dr. Dror Melamed to our Board of Directors;
2)	To elect Dr. Rami Skaliter and Dr. Shlomzion Shen as external directors for a period of three years;
3)	To approve a grant of options to four of our directors;
4)	To approve an amendment to the compensation terms of our Chief Executive Officer;
5)	To approve the reappointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, as independent auditors; and
6)	To approve the consideration of audited financial statements for the year ended December 31, 2017.

Items 1, 3, and 5 require the approval of a simple majority of the shares voted on the matter. Items 2 and 4 require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders or shareholders who do not have a personal interest in the resolution are voted in favor of the proposal (for Item 2, other than a personal interest that is not the result of the shareholder's connections with a controlling shareholder), or (ii) the total number of shares among the shareholders described in section (i) above voted against the proposal does not exceed two percent of the outstanding voting power in the Company. Item 6 will not involve a vote of the shareholders.

Tikcro will send its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:
Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com